May 18, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                               6,210,000 Shares
Helicos BioSciences Corporation
Common Stock

Ladies and Gentlemen:

In connection with the request for acceleration of the effectiveness of the Registration Statement (Registration No. 333-140973) relating to the above-captioned Shares, please be advised that we have effected to date approximately the following distribution of the Preliminary Prospectus dated May 7, 2007.

2,637 to 1,609 institutions/individuals

1,000 to 1,000 prospective underwriters

2,763 to 2,763 others.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC
J.P. MORGAN SECURITIES INC.
LEERINK SWANN & CO., INC.
PACIFIC GROWTH EQUITIES, LLC

By:	UBS SECURITIES LLC

By:	/s/ Steven Meehan
Name: Steven Meehan
Title: Managing Director

By:	/s/ Peter Lang
Name: Peter Lang
Title: Executive Director